FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 22, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital
Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

EXTRACT FROM THE MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON OCTOBER 21, 2026

1. DATE, TIME AND PLACE: The Annual and Extraordinary General Shareholders’ Meeting (the “Meeting”) was held, on first call, on October 21, 2026, at 2:00 p.m., exclusively by digital means, through the electronic platform “Ten Meetings,” pursuant to the prerogative set forth in Article 124, paragraph 2-A, of Law No. 6,404, dated December 15, 1976, as amended (the “Brazilian Corporation Law”), governed by CVM Resolution No. 81, dated March 29, 2022 (the “CVM Resolution 81”), and was deemed to have been held at the registered office of BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, located in the Municipality of São Paulo, State of São Paulo, at Avenida Rebouças, No. 2,942, 6th floor, Pinheiros, ZIP Code 05.402-500 (the “Company”).

2. CALL NOTICE: Pursuant to item II of paragraph 1 of Article 124 and Article 289 of the Brazilian Corporation Law, the call notice for this Meeting was published in the newspaper “O Estado de S. Paulo” in the editions dated September 19, 20 and 21, 2026, on page B7, with simultaneous disclosure on the website of that newspaper.

3. LEGAL PUBLICATIONS: The Company’s Management Report and Financial Statements, accompanied by the Independent Auditors’ Report and the opinions of the Fiscal Council and the Audit Committee, relating to the fiscal year ended June 30, 2026, were published in summary form in the newspaper “O Estado de S. Paulo” in its edition dated September 17, 2026, on pages B7 and B8, with simultaneous disclosure of the full versions on the website of that newspaper, pursuant to Article 289, item I, of the Brazilian Corporation Law. In addition, all documents and information relating to the items on the agenda were made available to shareholders on September 18, 2026, at the Company’s registered office and on the websites and investor relations websites of the Company (ri.brasil-agro.com), CVM (gov.br/cvm) and B3 (b3.com.br), pursuant to the Brazilian Corporation Law, CVM Resolution 81 and CVM Resolution No. 80, dated March 29, 2022, as amended.

4. QUORUM AND ATTENDANCE: Shareholders holding shares representing (i) 74.93% of the Company’s share capital, at the Annual General Shareholders’ Meeting; and (ii) 74.92% of the Company’s share capital, at the Extraordinary General Shareholders’ Meeting, were present, as evidenced by the remote voting ballots deemed valid by the Company and the attendance records in the electronic system for remote participation and voting, pursuant to Article 47, items II and III, respectively, of CVM Resolution 81, and the quorum for valid installation was therefore met. Also present were (i) Mr. Gustavo Javier Lopez, as representative of the Company’s management; (ii) Messrs. Ivan Luvisotto Alexandre and Marcos Paulo Passoni, as representatives of the Company’s Fiscal Council; (iii) Mr. Fabiano Nunes Ferrari, as representative of the Company’s Audit Committee; and (iv) Mr. Emerson Macedo, as representative of PricewaterhouseCoopers, the Company’s independent auditor.

5. PRESIDING BOARD: Chairman: André Guillaumon; and Secretary: Fernando Amendola.

6. AGENDA: (A) At the Annual General Shareholders’ Meeting: (i) to approve the management accounts, examine, discuss and vote on the Management Report and the Financial Statements, accompanied by the Independent Auditors’ Report and the opinions of the Fiscal Council and the Audit Committee, relating to the fiscal year ended June 30, 2026; (ii) to resolve on the distribution of interim dividends based on the balance of the Investment and Expansion Reserve included in the Financial Statements for the fiscal year ended June 30, 2026; (iii) to resolve on the determination of the number of members to comprise the Company’s Fiscal Council for the next term, in accordance with the Company’s Bylaws; (iv) to resolve on the election of the full and alternate members of the Company’s Fiscal Council; (v) to resolve on the determination of the compensation of the members of the Company’s Fiscal Council; and (vi) to set the aggregate compensation limit for the Company’s administrators for the fiscal year beginning on July 1, 2026; and (B) At the Extraordinary General Shareholders’ Meeting: (i) to examine, discuss and approve the “Protocol and Justification for the Merger of Agrifirma Agro Ltda. by BrasilAgro – Companhia Brasileira de Propriedades Agrícolas” (the “Protocol and Justification”), establishing the terms and conditions of the merger of Agrifirma Agro Ltda. (the “Agrifirma”) into the Company (the “Merger”); (ii) to ratify the appointment and engagement of Athros Auditores Independentes (the “Appraisal Firm”), as responsible for preparing the appraisal report based on the book value of Agrifirma’s net equity in connection with the Merger (the “Appraisal Report”); (iii) to approve the Appraisal Report; (iv) to resolve on the Merger, pursuant to the Protocol and Justification; and (v) to authorize the Company’s management to take all measures necessary to implement the resolutions approved at the Meeting.

7. RESOLUTIONS: At the beginning of the proceedings, the Chairman of the Presiding Board (i) proposed, and the shareholders present unanimously approved, that the minutes of the Meeting be drawn up in summary form, containing only a transcription of the resolutions adopted, and that they be published omitting the signatures of all shareholders, as permitted by Article 130, paragraph 1, of the Brazilian Corporation Law and Article 10, paragraph 5, of the Company’s Bylaws; (ii) clarified that any documents or proposals, statements of vote, protests or dissent regarding the matters to be resolved upon should be submitted in writing to the Presiding Board, which would be represented for this purpose by the Secretary of the Meeting; and (iii) proposed, and the shareholders present unanimously approved, waiving the reading of the documents relating to the matters to be resolved upon at this Annual and Extraordinary General Shareholders’ Meeting, since such documents were fully known to the shareholders.

After examining and discussing the matters on the agenda, the shareholders resolved as follows:

A.	At the Annual General Shareholders’ Meeting:

(i)	Approve, by majority vote of the shareholders present, without reservations or restrictions, with abstention by shareholders legally barred from voting, the management accounts, the Management Report and the Financial Statements, accompanied by the Independent Auditors’ Report and the opinions of the Fiscal Council and the Audit Committee, relating to the fiscal year ended June 30, 2026.

Abstentions: 26,010,131 shares
Votes in favor: 48,632,629 votes
Votes against: 2,937 votes

(ii)	Approve, by majority vote of the shareholders present, the distribution of interim dividends based on the balance of the Investment and Expansion Reserve included in the Financial Statements for the fiscal year ended June 30, 2026, in the amount of R$30,000,000.00 (thirty million reais), corresponding to R$0.30115808232 per common share, excluding treasury shares.

Payment of the dividends hereby approved shall be made within 30 days after this Meeting. The dividends shall be paid to holders of the Company’s shares at the close of trading on the date of this Meeting, and beginning on the following business day (i.e., October 22, 2026), inclusive, the Company’s shares shall trade “ex-dividends.” The amounts to be paid as dividends shall not be subject to monetary adjustment or remuneration between the date of declaration and the date of actual payment. Due to the new rules introduced by Law No. 15,270/25, amounts allocated to shareholders may be subject to taxation, including withholding income tax.

Abstentions: 14,404,976 shares
Votes in favor: 60,232,142 votes
Votes against: 8,579 votes

(iii)	Approve, by majority vote of the shareholders present, the determination that the Company’s Fiscal Council shall comprise 3 (three) full members and 3 (three) alternate members for the next term.

Abstentions: 14,408,235 shares
Votes in favor: 60,228,794 votes
Votes against: 8,668 votes

(iv)	Approve, by majority vote of the shareholders present, the election of the following candidates as full and alternate members of the Fiscal Council:

(a)	Ivan Luvisotto Alexandre, Brazilian, married, lawyer, registered with the Brazilian Bar Association (OAB/SP) under No. 258.946, holder of identity card (RG) No. 29.023.152-8, enrolled with the Brazilian Taxpayers’ Registry (CPF/MF) under No. 307.599.448-06, with business address in the Municipality of São Paulo, State of São Paulo, at Rua Augusta, 1,819, 24th floor, ZIP Code 01413-000, as a full member, and Luiz Fernando Oliveira Fernandes da Silva, Brazilian, single, lawyer, holder of identity card (RG) No. 36.837.681-3 SSP/SP, enrolled with the Brazilian Taxpayers’ Registry (CPF) under No. 419.963.598-00, resident and domiciled in the Municipality of São Paulo, State of São Paulo, at Rua Costa, No. 52, apartment 92, Consolação, ZIP Code 01304-010, as an alternate member;

(b)	Geraldo Affonso Ferreira Filho, Brazilian, married, economist, holder of identity card No. 8.761.758-4 (SSP/SP), enrolled with the Brazilian Taxpayers’ Registry (CPF) under No. 064.409.028-65, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Pedroso Alvarenga, No. 771, apartment 11, Itaim Bibi, ZIP Code 04531-002, as a full member; and Leonardo de Paiva Rocha, Brazilian, married, engineer, holder of identity card No. 2015468633 CREA/RJ, enrolled with the Brazilian Taxpayers’ Registry (CPF) under No. 598.802.797-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Professor Eduardo Monteiro, No. 63, Morumbi, ZIP Code 05614-120, as the respective alternate member; and

(c)	Marcos Paulo Passoni, Brazilian, married, lawyer, registered with the Brazilian Bar Association (OAB/SP) under No. 173.372, holder of identity card (RG) No. 21.992.195-7 SSP, enrolled with the Brazilian Taxpayers’ Registry (CPF/MF) under No. 121.746.898-63, with business address in the Municipality of São Paulo, State of São Paulo, at Rua dos Caetés, No. 878, apartment 111, as a full member, and Ariane Cristina Vilalta, Brazilian, single, lawyer, holder of identity card (RG) No. 34.425.083-0 SSP/SP, enrolled with the Brazilian Taxpayers’ Registry (CPF/MF) under No. 328.312.748-42, resident and domiciled in the Municipality of São Paulo, State of São Paulo, with business address at Rua Augusta, No. 1,819, 24th floor, Cerqueira Cesar, ZIP Code 01413-000, as the respective alternate member.

Abstentions: 14,431,690 shares
Votes in favor: 60,196,597 votes
Votes against: 17,410 votes

It is recorded that the members of the Fiscal Council hereby elected (i) satisfy the prior eligibility requirements set forth in Articles 146 and 147 of the Brazilian Corporation Law and shall execute their respective Instruments of Investiture in the appropriate book at the end of the first meeting of the Fiscal Council following this Meeting, and shall be subject, for all purposes, to the arbitration clause set forth in Article 53 of the Company’s Bylaws; and (ii) have a unified term of office ending at the Annual General Shareholders’ Meeting that approves the Company’s Financial Statements for the fiscal year ended June 30, 2027.

(v)	Approve, by majority vote of the shareholders present, the determination of the compensation of the members of the Company’s Fiscal Council for the fiscal year beginning on July 1, 2026, in the amount of R$404,143.00 (four hundred four thousand, one hundred forty-three reais).

Abstentions: 14,465,248 shares
Votes in favor: 60,150,567 votes
Votes against: 29,882 votes

(vi)	Approve, by majority vote of the shareholders present, the determination of the aggregate compensation limit for the Company’s administrators for the fiscal year beginning on July 1, 2026, in the amount of R$18,675,473.00 (eighteen million, six hundred seventy-five thousand, four hundred seventy-three reais), including benefits of any nature and representation expenses, as set forth in the Management Proposal.

Abstentions: 14,635,671 shares
Votes in favor: 38,182,496 votes
Votes against: 21,827,530 votes

B.	At the Extraordinary General Shareholders’ Meeting:

(i)	Approve, by majority vote of the shareholders present, the Protocol and Justification, establishing the terms and conditions of the Merger, attached as Exhibit I to these minutes.

Abstentions: 14,515,345 shares
Votes in favor: 60,108,918 votes
Votes against: 9,792 votes

(ii)	Approve, by majority vote of the shareholders present, the ratification of the appointment and engagement of the Appraisal Firm as responsible for preparing the Appraisal Report.

Abstentions: 14,519,761 shares
Votes in favor: 60,109,187 votes
Votes against: 5,107 votes

(iii)	Approve, by majority vote of the shareholders present, the Appraisal Report, attached as Exhibit II to these minutes.

Abstentions: 14,521,226 shares
Votes in favor: 60,107,494 votes
Votes against: 5,335 votes

(iv)	Approve, by majority vote of the shareholders present, the Merger, on the terms and conditions set forth in the Protocol and Justification, effective on October 31, 2026, pursuant to Section 6.1 of the Protocol and Justification.

Abstentions: 14,519,225 shares
Votes in favor: 60,104,903 votes
Votes against: 9,927 votes

(v)	Approve, by majority vote of the shareholders present, the authorization for the Company’s management to take all measures necessary to implement the resolutions approved at the Meeting.

Abstentions: 14,516,048 shares
Votes in favor: 60,108,160 votes
Votes against: 9,847 votes

8. CLOSING: There being no further business to discuss, the proceedings were adjourned, and these minutes were drawn up in summary form, read and found to be in due form by all shareholders present.

9. SIGNATURES: Presiding Board: Chairman: André Guillaumon; and Secretary: Fernando Amendola.

10. SHAREHOLDERS PRESENT DIGITALLY AT THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING: Alejandro Gustavo Elsztain, Gustavo Javier Lopez, André Guillaumon, Demian Enrique Baum. Represented by Demian Enrique Baum: Paula Julieta Ragno. Represented by André Guillaumon: BRASIL AGRONEGÓCIO – FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA, ELIE HORN, JULIO CESAR DE TOLEDO PIZA NETO. Represented by Marcelo Cruvinel Petto: Hedge Prev Icatireeal Estate FIFE Master CP, Hedge Alternative Investments Master FIM CP. Represented by María Laura Barbosa: CRESUD SACIF Y A, Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria, HELMIR S.A., AGRO MANAGERS S.A., Turismo Investment. Represented by Anderson Carlos Koch: THE BANK OF NEW YORK.

11. SHAREHOLDERS PRESENT AT THE ANNUAL GENERAL SHAREHOLDERS’ MEETING THROUGH REMOTE VOTING BALLOTS: CHARLES RIVER FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, TRONDHEIM FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, Felipe Costa Rodolfo de Lima, Sergio Feijão Filho, TIAGO ROPPA EVILASIO, GIOVANE WILLIAM ANDRADE DA SILVA, WILLIAM JACINTO IMANAKA, JUVENILDE AZEVEDO PINTO, RICARDO RODRIGUES LUCCA, SAMUEL LEAL COUTINHO, DENILSON DOS SANTOS, LEANDRO STEIGER BRAVO, GABRIEL JOSE RODRIGUES, MADIANO HENRIQUE ALEXANDRE DOS SANTOS, ANTONIO SERGIO CORDEIRO DELGADO JUNIOR, JOSE MARCIO DE AZEVEDO FONSECA, FLORISTAN FERREIRA DE SOUSA, FABIO SANAZARO MARIN, WELLINGTON OLIVEIRA DOS SANTOS, ROGERIO MACEDO LOPES, ANTONIO HUGO SOUZA RODRIGUES, ADOLFO RODRIGUES DE SOUSA, PAULO CEZAR SILVA TEMER, JAMYLE DA SILVA MATOSO, MARCIO RICARDO DE LIMA, MARCIO MATSUDA DAS NEVES, GUILHERME FRANCOA NOGUEIRA SILVA, GILVANE DE SA, ARDENACHEILES CAMPOS PASSOS, RAPHAEL MOREIRA SANTOS, ESTAEL DA SILVA PEREIRA, DOUGLAS CONZ KEBIAN, LUCAS CARDOSO MOREIRA, MICHAEL DOS SANTOS, CESAR HENRIQUE BESERRA LIBERAL QUIDUTE, DIELSON SANTOS DA SILVA, BRUNO KALAF, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, FABRICIO MEDEIROS DA SILVA, MARCELO DAQUILA QUINTINO, ARTUR CID TORRES DE OLIVEIRA, CASSEN GIOVANI RABELO LORENSI, GAM MULTISTOCK, LUIZ CARLOS PILOTO, FELIPE AULER THOMAZI, EDUARDO MORSCH GADELHA, RODRIGO PEREIRA DA SILVA, ANDERSON AMADOR SILVA, DIOMAR OLIVEIRA SOARES, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, THE TIFF KEYSTONE FUND, L.P., ELAINE RODRIGUEZ DE SOUZA, MARCELO ABRAHAO CASSINI, MAURO CORDEIRO DORNELLAS, JARDEL CARLOS MAAS, ANDRE FERNANDES COUTO, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, DAVID MARTIN GALLEGOS NUNEZ, VITOR MARCELO M DE OLIVEIRA, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, EWERTON TAKEO KIKUCHI, DIOGO ALVES GARCIA NUNES, LUIS CARLOS BRITO COUSINO CASAL, MARCIO JOSE DE GOUVEIA DA COSTA ARANTES, THALES JUNG RODRIGUES, DANIEL LOPES PEREIRA, BEATRIZ SILVA MACHADO, IVO MANOEL CARLOS LOUZADA, ROBERT VIEIRA SILVA, VANGUARD ESG INTERNATIONAL, RICARDO PEREIRA DE LIMA, LUIZ GUSTAVO ALVES DOS SANTOS, MARCIO RICARDO GUERRA, LUIZ CARLOS PEREIRA, ZENON MITSUSHIGUE KIMOTO, VALTER ANTONIO PEREIRA, ANDREA MASSUMI YAMASHITA, KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP, GEOVANE JORGE SANTOS, MIGUEL ANTONIO MARCON, LUIZ HENRIQUE GOMES POZENATTO, JORGE LUIS PIRES HENRIQUES, JULIO CELSO NOGUCHI, CARLOS ANDRE GOMES, RICARDO FRITSCHER ATANAZIO, ANTONIO CARLOS NETO, VANGUARD EMERGING MARKETS STOCK INDEX FUND, JOSE LUIZ MECHIA FERNANDES, DONATO DA SILVA, HERMANN PIMENTEL SCHUENEMANN, JAIR PRIORI MINHARO, FRANCISCO OLAVIO TEIXEIRA COUTINHO, CARLOS EDUARDO DO NASCIMENTO, MAIKEY YURI NAGAI LOZANO, MATHEUS LEMOS DOS SANTOS, ALEXANDRE DA CRUZ DE FARIA, AIRTON VANDERLEI VON AH, EDELSO DOS SANTOS DIAS, GABRIEL AUGUSTO SOUZA CASSIMIRO, MICHEL RODRIGUES DE HOLANDA, CELSO DINIZ RIBEIRO FILHO, JEAN DIAS DE CAMPOS, CARLA MATTOS COSTA DIAS, LUIZ ANDRE DE OLIVEIRA, SADIR STEINERT, SPDR SP EMERGING MARKETS SMALL CAP ETF, FERNANDO CARDOZO, ERIC VINICIUS DO NASCIMENTO, CRISTINA RODRIGUES DA MOTA PEREIRA PADILHA, ERMELINO DE MOURA JORGE NETO, PEDRO IGOR FERRARI, EDUARDO PINGARILHO MENDIZABAL, CLOVIS GARCIA MARCONDES, MARCOS GONCALVES DA SILVA, CLAUS GARJIONI, SANDRO BELMINIO LUCAS TORRES, FABIO CARDOZO, EDERSON MENDES BATISTA, ARNOLDO PANCHENIAK FILHO, MARCOS ROBERTOS PEREIRA, EDSON MELO CUNHA, JOSE RIBAMAR NERY RODRIGUES JUNIOR, ANDRE LUIS DE MELLO, WELLINGTON ALVES DE ALBUQUERQUE VERCOSA, LUCIANO FERREIRA DE ARAUJO, RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, GANIM MARQUES HAMMAD, DOUGLAS LOPES DA SILVA, EDSON ROBERTO PAROLIN, PAULO ROBERTO THOMAZI, VANGUARD FUNDS PLC / VANGUARD FTSE GLOBAL ALL-CAP, EWERTON JACUBOWSKI PEREIRA, RENATO NEMI CONFORTE, UNIVERSITY OF UTAH, JOSE LUIZ RAIMUNDO JUNIOR, WELLINGTON DA SILVA FREITAS, RICARDO DONIZETI DE TOLEDO, CARLOS EDUARDO DE MOURA LIMA, SIDNEY MAURY SENTONA, DANIEL LANNES POUBEL, JOSIVALDO JOSE DOS ANJOS, MARCELO FERREIRA COSTA, ADEMAR MELARE JUNIOR, RENATO BERGO NAKAMURA, LUIZ FERNANDO SAMPAIO DA COSTA, RAYTHEON TECHNOLOGIES C. M. R. TRUST, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, GUILHERME KRUGER ROCHA MACHADO, ROMERIO SILVA DOS SANTOS, LUIZ GABRIEL GONCALVES JOSE, RODOLFO JOSE MARCON, JORGE ALBERTO DOS SANTOS HADAD, JOAO PAULO DE ANDRADE LIRA OLIVEIRA, TIAGO JUNQUEIRA NOLASCO, UTAH STATE RETIREMENT SYSTEMS, ULISSES PEREIRA JUNIOR, INTERVENTURE EQUITY INVESTMENTS LIMITED, PAULO CESAR FERREIRA E SILVA, JEAN PIERRE DIVINO DIAS, FABIO NYLAND, JOSEFINA RODRIGUES VIEIRA, CLODOALDO DE OLIVEIRA AMARAL, KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST, MARIA DA CONCEICAO BOGDEZEVICIUS, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, RAFAEL ECKE TAVARES BUSANELLO, VINICIUS ESPOSITO DE SOUZA CECILIO, MARCELO GUIMARAES DA COSTA, ADMIR TADEU ROSSINI, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, CESAR AUGUSTO SILVA DE LIMA, AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET, DANIEL LUIZ ZUANAZZI ZANELLA, ALASKA PERMANENT FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, LEONARDO CARDOSO DE MORAES, FELIPE REBELO ALVES DE LEMOS PINTO, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, GUSTAVO SMIT SCHLOSSER, EDSON SCHIESSL JUNIOR, ALEXANDRE ROBISON PEREIRA DE AGUIAR, MARCELO CAVALCANTI BASTOS, PABLO MARANHAO CASUSA, VANGUARD FUNDS PLC / VANGUARD FTSE GLOBAL SMALL-CA, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, SEOMAR MARTINS LUCIANO JUNIOR, EDUARDO DE LORENZO NOGUEIRA, KOPERNIK GLOBAL ALL CAP FUND, EDSON JOSE SEHNEM, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, JOSE FRANCISCO BRAND GUIMARAES, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, JEFFERSON MOREIRA FROES, CARLOS HENRIQUE RUFINO DOS SANTOS, PEDRO BULACH GAPSKI, ANDERSON DE OLIVEIRA COSTA, ALEXANDRE DA SILVEIRA FONTES, JOSE RAMOS DE ALMEIDA, TIFF MULTI-ASSET FUND, JORGE EDUARDO TOSTA, ROSIVALDO SOUZA DOS SANTOS, ALEXANDRE ANDELIERI, LUIS ANDRE SILVA DE FREITAS, HERIVELTON COELHO, MARCEL WEBSTER COSTA CRUZ, FELIPE GRASS, ELUCIANO GUERREIRO GUIGEM, FELIPE GRAVENA DIAS, VANECK VECTORS BRAZIL SMALL-CAP ETF, ROBERTO DE ARAUJO, EDMILSON RAMOS DOS SANTOS SCANDO, AMERICAN CENTURY ICAV, FABIO PALMERIO SALLES KOCK, CARLO RAFAEL RODOVALHO CESAR, EDUARDO BASTOS MONTEIRO MERCALDO, AIRTON JOSE DE FREITAS, TULIO MORGAN, ELDER SILVA TEIXEIRA TOMAZINHO, ALEXANDRE LUIS BASSETO SCHERRER, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, LEANDRO VIEIRA OLIVEIRA, MONICA CRISTINA FERREIRA CRESPO SOUZA, PABLO MARTINS CAZZARO, PAULO HENRIQUE DA SILVA GOMES, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, ISRAEL JOSE DE PAULA, PAULO SERGIO COUTO JABOUR, PHI ALPHA FIA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, ENIO SCHLEMPER JUNIOR, MIKHAIL GORBATCHEV KADMO SILVA, JOAO CARLOS GONZALES, JOAO CARLOS BECA, FRANCISCO DE ASSIS MARQUES DE SOUZA, RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL, GUSTAVO TRENTO DO NASCIMENTO, JOSE LUIZ TAVARES FERREIRA, MATHEUS GONCALVES FERREIRA, DIMENSIONAL EMERGING MKTS VALUE FUND, VITOR AUGUSTO SILVA DE OLIVEIRA, TIAGO ARANHA LOBO, ADEMIR HILBIG, MARCO ANTONIO ALBUQUERQUE DE FREITAS, JONNAS MELQUIADES LOPES DE ANDRADE, SAID AHMAD ABDALLAH, PEDRO CARLOS COSENTINO, DECIO RODRIGUES DE CAMARGO, CARLOS AMADEU B P DE BARROS, EDUARDO ANTONIO MATEUS, GIZELLE DE SOUZA MAGESTE, DIEGO DAVI PES, LUIS FIORITO, KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP, ADRIANA MARIA MAGALHAES DUTRA, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, ANA LUIZA BARBOSA DA COSTA VEIGA, DIORGE COELHO NASCIMENTO, GLEYDSON PUBLIO AZEVEDO, GUSTAVO OLIVEIRA BARBIN, JAMYSON DA SILVA MATOSO, JEFFERSON EDWARD GIZZI, JHONATTAN GONCALVES LEMOS, JOAO VITOR MORETO FERNANDES, JOSE EVANDRO CAETANO BARBOSA, MONIQUE MOREIRA ANUNCIACAO, PEDRO BERNARDINELLI JUNIOR, RODRIGO KREISS, SALATIEL DE ASSIS FERREIRA, ANTONIO MACHO QUIROS, ALEXANDRE CAPASSI, ANDRE TRUSZKO, ANTONIO MARCOS ALVES CABRAL, BRUNO BORTOLETO CORA, CICERO JOAO SIMPLICIO DE MOURA, CITY OF NEW YORK GROUP TRUST, DHYONE GAIPO BERNARDES, EDUARDO MEINKING GUIMARAES, EMILIO CARLOS RODRIGUEZ FAJIN, FERNANDO DA CUNHA LOPES, FLAVIO HENRIQUE SANCHEZ FUZARO, GUSTAVO GARCIA RIGOLIN, IVAN MARCELE DE SOUZA SILVA, JOSE DAVID NUNES, LUIZ FERNANDO RIBAS, MARCELO JOVANI D ALMARCO, RAFAEL LEITE VARELA, Heptagon Fund ICAV - Kopernik Global All-Cap Equity Fund.

12. SHAREHOLDERS PRESENT AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING THROUGH REMOTE VOTING BALLOTS: CHARLES RIVER FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, TRONDHEIM FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, Felipe Costa Rodolfo de Lima, Sergio Feijão Filho, TIAGO ROPPA EVILASIO, GIOVANE WILLIAM ANDRADE DA SILVA, WILLIAM JACINTO IMANAKA, JUVENILDE AZEVEDO PINTO, RICARDO RODRIGUES LUCCA, SAMUEL LEAL COUTINHO, DENILSON DOS SANTOS, LEANDRO STEIGER BRAVO, GABRIEL JOSE RODRIGUES, MADIANO HENRIQUE ALEXANDRE DOS SANTOS, ANTONIO SERGIO CORDEIRO DELGADO JUNIOR, JOSE MARCIO DE AZEVEDO FONSECA, FLORISTAN FERREIRA DE SOUSA, FABIO SANAZARO MARIN, WELLINGTON OLIVEIRA DOS SANTOS, ROGERIO MACEDO LOPES, ANTONIO HUGO SOUZA RODRIGUES, ADOLFO RODRIGUES DE SOUSA, PAULO CEZAR SILVA TEMER, JAMYLE DA SILVA MATOSO, MARCIO RICARDO DE LIMA, MARCIO MATSUDA DAS NEVES, GUILHERME FRANCOA NOGUEIRA SILVA, GILVANE DE SA, ARDENACHEILES CAMPOS PASSOS, RAPHAEL MOREIRA SANTOS, ESTAEL DA SILVA PEREIRA, DOUGLAS CONZ KEBIAN, LUCAS CARDOSO MOREIRA, MICHAEL DOS SANTOS, CESAR HENRIQUE BESERRA LIBERAL QUIDUTE, DIELSON SANTOS DA SILVA, BRUNO KALAF, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, FABRICIO MEDEIROS DA SILVA, MARCELO DAQUILA QUINTINO, ARTUR CID TORRES DE OLIVEIRA, CASSEN GIOVANI RABELO LORENSI, GAM MULTISTOCK, LUIZ CARLOS PILOTO, FELIPE AULER THOMAZI, EDUARDO MORSCH GADELHA, RODRIGO PEREIRA DA SILVA, ANDERSON AMADOR SILVA, DIOMAR OLIVEIRA SOARES, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, THE TIFF KEYSTONE FUND, L.P., ELAINE RODRIGUEZ DE SOUZA, MARCELO ABRAHAO CASSINI, MAURO CORDEIRO DORNELLAS, JARDEL CARLOS MAAS, ANDRE FERNANDES COUTO, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, DAVID MARTIN GALLEGOS NUNEZ, VITOR MARCELO M DE OLIVEIRA, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, EWERTON TAKEO KIKUCHI, DIOGO ALVES GARCIA NUNES, LUIS CARLOS BRITO COUSINO CASAL, MARCIO JOSE DE GOUVEIA DA COSTA ARANTES, THALES JUNG RODRIGUES, DANIEL LOPES PEREIRA, BEATRIZ SILVA MACHADO, IVO MANOEL CARLOS LOUZADA, ROBERT VIEIRA SILVA, VANGUARD ESG INTERNATIONAL, RICARDO PEREIRA DE LIMA, LUIZ GUSTAVO ALVES DOS SANTOS, MARCIO RICARDO GUERRA, LUIZ CARLOS PEREIRA, ZENON MITSUSHIGUE KIMOTO, VALTER ANTONIO PEREIRA, ANDREA MASSUMI YAMASHITA, KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP, GEOVANE JORGE SANTOS, MIGUEL ANTONIO MARCON, LUIZ HENRIQUE GOMES POZENATTO, JORGE LUIS PIRES HENRIQUES, JULIO CELSO NOGUCHI, CARLOS ANDRE GOMES, RICARDO FRITSCHER ATANAZIO, ANTONIO CARLOS NETO, VANGUARD EMERGING MARKETS STOCK INDEX FUND, JOSE LUIZ MECHIA FERNANDES, DONATO DA SILVA, HERMANN PIMENTEL SCHUENEMANN, JAIR PRIORI MINHARO, FRANCISCO OLAVIO TEIXEIRA COUTINHO, CARLOS EDUARDO DO NASCIMENTO, MAIKEY YURI NAGAI LOZANO, MATHEUS LEMOS DOS SANTOS, ALEXANDRE DA CRUZ DE FARIA, AIRTON VANDERLEI VON AH, EDELSO DOS SANTOS DIAS, GABRIEL AUGUSTO SOUZA CASSIMIRO, MICHEL RODRIGUES DE HOLANDA, CELSO DINIZ RIBEIRO FILHO, JEAN DIAS DE CAMPOS, CARLA MATTOS COSTA DIAS, LUIZ ANDRE DE OLIVEIRA, SADIR STEINERT, SPDR SP EMERGING MARKETS SMALL CAP ETF, FERNANDO CARDOZO, ERIC VINICIUS DO NASCIMENTO, CRISTINA RODRIGUES DA MOTA PEREIRA PADILHA, ERMELINO DE MOURA JORGE NETO, PEDRO IGOR FERRARI, EDUARDO PINGARILHO MENDIZABAL, CLOVIS GARCIA MARCONDES, MARCOS GONCALVES DA SILVA, CLAUS GARJIONI, SANDRO BELMINIO LUCAS TORRES, FABIO CARDOZO, EDERSON MENDES BATISTA, ARNOLDO PANCHENIAK FILHO, MARCOS ROBERTOS PEREIRA, EDSON MELO CUNHA, JOSE RIBAMAR NERY RODRIGUES JUNIOR, ANDRE LUIS DE MELLO, WELLINGTON ALVES DE ALBUQUERQUE VERCOSA, LUCIANO FERREIRA DE ARAUJO, RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, GANIM MARQUES HAMMAD, DOUGLAS LOPES DA SILVA, EDSON ROBERTO PAROLIN, PAULO ROBERTO THOMAZI, VANGUARD FUNDS PLC / VANGUARD FTSE GLOBAL ALL-CAP, EWERTON JACUBOWSKI PEREIRA, RENATO NEMI CONFORTE, UNIVERSITY OF UTAH, JOSE LUIZ RAIMUNDO JUNIOR, WELLINGTON DA SILVA FREITAS, RICARDO DONIZETI DE TOLEDO, CARLOS EDUARDO DE MOURA LIMA, SIDNEY MAURY SENTONA, DANIEL LANNES POUBEL, JOSIVALDO JOSE DOS ANJOS, MARCELO FERREIRA COSTA, ADEMAR MELARE JUNIOR, RENATO BERGO NAKAMURA, LUIZ FERNANDO SAMPAIO DA COSTA, RAYTHEON TECHNOLOGIES C. M. R. TRUST, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, GUILHERME KRUGER ROCHA MACHADO, ROMERIO SILVA DOS SANTOS, LUIZ GABRIEL GONCALVES JOSE, RODOLFO JOSE MARCON, JORGE ALBERTO DOS SANTOS HADAD, JOAO PAULO DE ANDRADE LIRA OLIVEIRA, TIAGO JUNQUEIRA NOLASCO, UTAH STATE RETIREMENT SYSTEMS, ULISSES PEREIRA JUNIOR, INTERVENTURE EQUITY INVESTMENTS LIMITED, PAULO CESAR FERREIRA E SILVA, JEAN PIERRE DIVINO DIAS, FABIO NYLAND, JOSEFINA RODRIGUES VIEIRA, CLODOALDO DE OLIVEIRA AMARAL, KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST, MARIA DA CONCEICAO BOGDEZEVICIUS, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, RAFAEL ECKE TAVARES BUSANELLO, VINICIUS ESPOSITO DE SOUZA CECILIO, MARCELO GUIMARAES DA COSTA, ADMIR TADEU ROSSINI, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, CESAR AUGUSTO SILVA DE LIMA, AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET, DANIEL LUIZ ZUANAZZI ZANELLA, ALASKA PERMANENT FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, LEONARDO CARDOSO DE MORAES, FELIPE REBELO ALVES DE LEMOS PINTO, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, GUSTAVO SMIT SCHLOSSER, EDSON SCHIESSL JUNIOR, ALEXANDRE ROBISON PEREIRA DE AGUIAR, MARCELO CAVALCANTI BASTOS, PABLO MARANHAO CASUSA, VANGUARD FUNDS PLC / VANGUARD FTSE GLOBAL SMALL-CA, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, SEOMAR MARTINS LUCIANO JUNIOR, EDUARDO DE LORENZO NOGUEIRA, KOPERNIK GLOBAL ALL CAP FUND, EDSON JOSE SEHNEM, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, JOSE FRANCISCO BRAND GUIMARAES, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, JEFFERSON MOREIRA FROES, CARLOS HENRIQUE RUFINO DOS SANTOS, PEDRO BULACH GAPSKI, ANDERSON DE OLIVEIRA COSTA, ALEXANDRE DA SILVEIRA FONTES, JOSE RAMOS DE ALMEIDA, TIFF MULTI-ASSET FUND, JORGE EDUARDO TOSTA, ROSIVALDO SOUZA DOS SANTOS, ALEXANDRE ANDELIERI, LUIS ANDRE SILVA DE FREITAS, HERIVELTON COELHO, MARCEL WEBSTER COSTA CRUZ, FELIPE GRASS, ELUCIANO GUERREIRO GUIGEM, FELIPE GRAVENA DIAS, VANECK VECTORS BRAZIL SMALL-CAP ETF, ROBERTO DE ARAUJO, EDMILSON RAMOS DOS SANTOS SCANDO, AMERICAN CENTURY ICAV, FABIO PALMERIO SALLES KOCK, CARLO RAFAEL RODOVALHO CESAR, EDUARDO BASTOS MONTEIRO MERCALDO, AIRTON JOSE DE FREITAS, TULIO MORGAN, ELDER SILVA TEIXEIRA TOMAZINHO, ALEXANDRE LUIS BASSETO SCHERRER, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, LEANDRO VIEIRA OLIVEIRA, MONICA CRISTINA FERREIRA CRESPO SOUZA, PABLO MARTINS CAZZARO, PAULO HENRIQUE DA SILVA GOMES, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, ISRAEL JOSE DE PAULA, PAULO SERGIO COUTO JABOUR, PHI ALPHA FIA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, ENIO SCHLEMPER JUNIOR, MIKHAIL GORBATCHEV KADMO SILVA, JOAO CARLOS GONZALES, JOAO CARLOS BECA, FRANCISCO DE ASSIS MARQUES DE SOUZA, RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL, GUSTAVO TRENTO DO NASCIMENTO, JOSE LUIZ TAVARES FERREIRA, MATHEUS GONCALVES FERREIRA, DIMENSIONAL EMERGING MKTS VALUE FUND, VITOR AUGUSTO SILVA DE OLIVEIRA, TIAGO ARANHA LOBO, ADEMIR HILBIG, MARCO ANTONIO ALBUQUERQUE DE FREITAS, JONNAS MELQUIADES LOPES DE ANDRADE, SAID AHMAD ABDALLAH, PEDRO CARLOS COSENTINO, DECIO RODRIGUES DE CAMARGO, CARLOS AMADEU B P DE BARROS, EDUARDO ANTONIO MATEUS, GIZELLE DE SOUZA MAGESTE, DIEGO DAVI PES, LUIS FIORITO, KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP, ADRIANA MARIA MAGALHAES DUTRA, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, ANA LUIZA BARBOSA DA COSTA VEIGA, DIORGE COELHO NASCIMENTO, GLEYDSON PUBLIO AZEVEDO, GUSTAVO OLIVEIRA BARBIN, JAMYSON DA SILVA MATOSO, JEFFERSON EDWARD GIZZI, JHONATTAN GONCALVES LEMOS, JOAO VITOR MORETO FERNANDES, JOSE EVANDRO CAETANO BARBOSA, MONIQUE MOREIRA ANUNCIACAO, PEDRO BERNARDINELLI JUNIOR, RODRIGO KREISS, SALATIEL DE ASSIS FERREIRA, ANTONIO MACHO QUIROS, ALEXANDRE CAPASSI, ANDRE TRUSZKO, ANTONIO MARCOS ALVES CABRAL, BRUNO BORTOLETO CORA, CICERO JOAO SIMPLICIO DE MOURA, CITY OF NEW YORK GROUP TRUST, DHYONE GAIPO BERNARDES, EDUARDO MEINKING GUIMARAES, EMILIO CARLOS RODRIGUEZ FAJIN, FERNANDO DA CUNHA LOPES, FLAVIO HENRIQUE SANCHEZ FUZARO, GUSTAVO GARCIA RIGOLIN, IVAN MARCELE DE SOUZA SILVA, JOSE DAVID NUNES, LUIZ FERNANDO RIBAS, MARCELO JOVANI D ALMARCO, RAFAEL LEITE VARELA, Heptagon Fund ICAV - Kopernik Global All-Cap Equity Fund.

São Paulo, October 21, 2026.

__________________________________
FERNANDO AMENDOLA
Secretary

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital
Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

EXHIBIT I

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF AGRIFIRMA AGRO LTDA. BY BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

[A copy of the Protocol and Justification appears on the following page]

PROTOCOLO E JUSTIFICAÇÃO DE INCORPORAÇÃO DA AGRIFIRMA AGRO LTDA. PELA BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

celebrado entre

AGRIFIRMA AGRO LTDA.

como Sociedade Incorporada

e

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

como Sociedade Incorporadora

São Paulo, 14 de setembro de 2026

PROTOCOLO E JUSTIFICAÇÃO DE INCORPORAÇÃO DA AGRIFIRMA AGRO LTDA. PELA
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Pelo presente protocolo e justificação (“Protocolo e Justificação”), as partes:

(i) AGRIFIRMA AGRO LTDA., sociedade empresária limitada, com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida Rebouças, 2942, 6º andar, sala 2, Pinheiros, CEP 05.402-500, inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda (“CNPJ/MF”) sob o nº 09.288.977/0001-20, com seus atos constitutivos arquivados na Junta Comercial do Estado de São Paulo (“JUCESP”) sob o NIRE nº 35.232.260.566, neste ato representada na forma de seu Contrato Social (“Sociedade Incorporada”); e

(ii) BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS, sociedade por ações de capital aberto, com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida Rebouças, 2942, 6º andar, Pinheiros, Município de São Paulo, Estado de São Paulo, CEP 05.402-500, inscrita no CNPJ/MF sob o nº 07.628.528/0001-59, com seus atos constitutivos arquivados na JUCESP sob NIRE 35.300.326.237, neste ato representada na forma de seu Estatuto Social (“Sociedade Incorporadora”).

(Sociedade Incorporada e Sociedade Incorporadora a seguir denominadas coletivamente como “Partes” e, individualmente, como “Parte”).

CONSIDERANDO QUE:

I. A Sociedade Incorporadora é uma sociedade por ações de capital aberto que detém 100% (cem por cento) das quotas de emissão da Sociedade Incorporada;

II. As administrações da Sociedade Incorporada e da Sociedade Incorporadora concluíram que a integração das atividades desenvolvidas pela Sociedade Incorporada à Sociedade Incorporadora proporcionará uma maior otimização de suas operações, conforme melhor detalhado abaixo;

III. As Partes compreendem que a incorporação do patrimônio líquido da Sociedade Incorporada pela Sociedade Incorporadora representa a estrutura mais eficiente a ser adotada para a integração de suas atividades;

RESOLVEM as Partes, após procederem e concluírem os estudos para a incorporação da Sociedade Incorporada pela Sociedade Incorporadora, observadas as disposições constantes nos artigos 223 a 227 da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das S.A.”), combinados com os artigos 1.116 e 1.118 da Lei nº 10.406/2002, conforme alterada (“Código Civil”), celebrar o presente Protocolo e Justificação, de acordo com os termos e condições a seguir:

1. Condições Gerais e Justificação

1.1. Objeto. O objeto do presente Protocolo e Justificação é definir os termos e condições que regerão a incorporação da Sociedade Incorporada pela Sociedade Incorporadora, na forma dos artigos 223 a 227 da Lei das S.A. combinados com os artigos 1.116 e 1.118 do Código Civil (“Incorporação”).

1.2. Operação. Em decorrência da Incorporação, a Sociedade Incorporada será absorvida pela Sociedade Incorporadora, que lhe sucederá em todos os direitos e obrigações, com a consequente extinção da Sociedade Incorporada.

1.3. Justificação. Tendo em vista que as Partes signatárias deste Protocolo e Justificação são sociedades pertencentes ao mesmo grupo econômico, a Incorporação atende aos interesses das Sociedades, e seus respectivos sócios e/ou acionistas, na medida em que busca promover a simplificação da estrutura societária do Grupo, com a consequente otimização e redução de custos operacionais, e supressão de redundâncias e ineficiências na alocação eficiente de recursos e pessoas, bem como destravando alavancas de valor associadas à gestão e organização das Partes.

1.4. Interesse na Operação e benefícios para as Partes. A realização da Incorporação atende ao interesse das Partes, pois será possível reorganizar e explorar de maneira mais eficiente os ativos e passivos da Sociedade Incorporada e da Sociedade Incorporadora, mantendo o padrão e orientação geral de negócios. Além disso, a Incorporação trará os benefícios de ordem administrativa, econômica e financeira às Partes descritos no item 1.3 acima.

2. Capital Social das Partes antes da Incorporação

2.1. Atual Composição do Capital Social da Sociedade Incorporadora. A Sociedade Incorporadora é uma companhia aberta, cujas ações são negociadas no segmento do Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Nesta data, o capital social da Sociedade Incorporadora é de R$ 1.587.987.665,07 (um bilhão, quinhentos e oitenta e sete milhões, novecentos e oitenta e sete mil, seiscentos e sessenta e cinco reais e sete centavos), dividido em 102.683.444 (cento e duas milhões, seiscentas e oitenta e três mil, quatrocentas e quarenta e quatro) ações ordinárias, nominativas, escriturais e sem valor nominal, detidas por seus acionistas na seguinte proporção:

Acionistas	Ações Ordinárias	Porcentagem (%)
Cresud S.A.C.I.F Y A	35.138.225	34,22
Charles River Capital	9.651.606	9,40
Kopernik Global Investors, LLC	6.993.800	6,81
Elie Horn	6.098.269	5,94
Tesouraria	3.067.987	2,99
Outros Acionistas	41.733.557	40,64
Total	102.683.444	100,00

2.2. Atual Composição do Capital Social da Sociedade Incorporada. O capital social subscrito e integralizado da Sociedade Incorporada é R$ 145.404.506,00 (cento e quarenta e cinco milhões, quatrocentos e quatro mil, quinhentos e seis reais), dividido em 145.404.506 (cento e quarenta e cinco milhões, quatrocentas e quatro mil, quinhentas e seis) quotas, com valor nominal de R$ 1,00 (um real) cada, nesta data integralmente detidas pela Sociedade Incorporadora.

3. Avaliação Patrimonial

3.1. Balanço Base. O balanço patrimonial da Sociedade Incorporada levantado na data base de 30 de junho de 2026 (“Data Base”) serviu de base para a Incorporação e foi elaborado de acordo com as práticas contábeis adotadas no Brasil, contendo todos os elementos necessários e suficientes à Incorporação (“Balanço Base”).

3.2. Valor Atribuído. Com base no Balanço Base, o valor do acervo líquido da Sociedade Incorporada na Data Base é de R$ 150.388.000,00 (cento e cinquenta milhões, trezentos e oitenta e oito mil reais).

3.3. Empresa Avaliadora. Nos termos do artigo 226 da Lei das S.A., para realizar a avaliação e determinação dos elementos que compõe o acervo da Sociedade Incorporada a ser absorvido em virtude da Incorporação (“Laudo de Avaliação”), foi contratada como empresa avaliadora a Athros Auditores Independentes,sociedade de profissionais estabelecida na cidade de Santo André, Estado de São Paulo, com sede na Av. Portugal, 41, 6º andar, Centro, CEP 09040-010, inscrita no CNPJ/MF sob o nº 03.208.310/0001- 94 e com inscrição no Conselho Regional de Contabilidade do Estado de São Paulo sob o n° 2SP020432/O-4(“Empresa Avaliadora”).

3.3.1. A escolha da Empresa Avaliadora para a avaliação do valor do patrimônio líquido da Sociedade Incorporada deverá ser ratificada pelos membros do Conselho de Administração da Sociedade Incorporadora, bem como pelos sócios e/ou acionistas da Sociedade Incorporada e da Sociedade Incorporadora.

3.3.2. A Empresa Avaliadora declarou: (i) não ser titular, direta ou indiretamente, de qualquer valor mobiliário ou derivativo referenciado em valor mobiliário de emissão da Sociedade Incorporadora; (ii) não ter conflito de interesses que lhe diminua a independência necessária ao desempenho de suas funções; e (iii) que não teve, por parte dos controladores e administradores da Sociedade Incorporada ou da Sociedade Incorporadora, qualquer tipo de limitação à realização dos trabalhos necessários. A Empresa Avaliadora foi selecionada para os trabalhos aqui descritos pois destaca-se de forma independente no cenário nacional de consultoria de valor, entregando expertise em avaliações, considerada uma das principais empresas contábeis especializada em auditoria e consultoria do Brasil.

3.4. Avaliação Contábil do Acervo. O critério adotado na avaliação do acervo da Sociedade Incorporada a ser transferido na Incorporação é o valor contábil dos ativos líquidos da Sociedade Incorporada, apurado de acordo com as práticas contábeis adotadas no Brasil, conforme demonstrado nos livros e registros contábeis da Sociedade Incorporada.

3.5. Laudo de Avaliação. O resultado da avaliação do acervo da Sociedade Incorporada a ser absorvido em virtude da Incorporação na Data Base consta do Laudo de Avaliação preparado pela Empresa Avaliadora, constante do ANEXO A a este Protocolo e Justificação, o qual será submetido para aprovação dos sócios da Sociedade Incorporada e acionistas da Sociedade Incorporadora.

3.6. Variações Patrimoniais. A Sociedade Incorporadora assumirá, absorverá e suportará as variações patrimoniais relativas à Sociedade Incorporada que ocorrerem entre a Data-Base e a Data da Efetivação da Incorporação.

4. Efeitos da Incorporação

4.1. Bens, Direitos e Obrigações. A partir da Data da Efetivação da Incorporação, a totalidade dos bens, direitos e obrigações da Sociedade Incorporada, representativos dos elementos patrimoniais dos ativos e passivos da Sociedade Incorporada, serão integralmente absorvidos pela Sociedade Incorporadora.

4.2. Ausência de Aumento de Capital Social. Tendo em vista que a Sociedade Incorporadora é titular da totalidade das quotas de emissão da Sociedade Incorporada, e considerando que referido investimento encontra-se devidamente refletido nas demonstrações financeiras da Sociedade Incorporadora, a Incorporação não ensejará o aumento do capital social na Sociedade Incorporadora.

4.3. Extinção da Incorporada. Como consequência da Incorporação, a Sociedade Incorporada será extinta nos termos do artigo 227, §3º da Lei das S.A. combinado com os artigos 1.116 e 1.118 do Código Civil.

4.4. Direito de Recesso e Avaliação Prevista no Art. 264. Considerando que as quotas de emissão da Sociedade Incorporada são detidas integralmente pela Sociedade Incorporadora, não haverá o exercício do direito de recesso em decorrência da Incorporação. Os acionistas da Sociedade Incorporadora não farão jus ao direito de recesso em decorrência da Incorporação, nos termos da Lei das S.A. A avaliação referida no artigo 264 da Lei das S.A. é dispensada, na medida em que não há outros acionistas na Sociedades Incorporada além da Sociedade Incorporadora.

5. Aprovações Societárias

5.1. Efetivação da Incorporação. A efetivação da Incorporação está condicionada à: aprovação pela, Sociedade Incorporadora, na qualidade de única sócia da Sociedade Incorporada, e pelos acionistas da Sociedade Incorporadora, em Assembleia Geral de acionistas, conforme aplicável: (i) deste Protocolo e Justificação; (ii) da ratificação da nomeação e contratação da Empresa Avaliadora, como sociedade independente especializada e responsável pela elaboração do Laudo de Avaliação, no âmbito da Incorporação; (iii) do Laudo de Avaliação; (iv) da Incorporação; e (v) da ratificação de todos os atos já praticados pelos administradores das Partes, bem como a autorização para que pratiquem todos os demais atos necessários à implementação e formalização da Incorporação.

5.2. Aprovações. A realização da Incorporação não estará sujeita à submissão a, ou aprovação de, qualquer autoridade brasileira ou estrangeira, incluindo, mas não se limitando, a aprovações regulatórias ou concorrenciais.

6. Disposições Gerais

6.1. Efetivação da Incorporação. A Incorporação terá eficácia, para todos os fins, no dia 31 de outubro de 2026 (“Data da Efetivação”), assumindo que as aprovações societárias mencionadas nos itens 5.1 acima tenham sido obtidas até tal data (inclusive).

6.2. Responsabilidade e Sucessão. A partir da Data da Efetivação, a Sociedade Incorporadora sucederá a Sociedade Incorporada em todos os bens, direitos e obrigações que compõem o patrimônio da Incorporada, sem solução de continuidade, nos termos dos artigos 224 a 227 da Lei das S.A. combinados com os artigos 1.116 e 1.118 do Código Civil.

6.3. Averbação da Sucessão. Uma vez implementada a Incorporação, caberá à administração da Sociedade Incorporadora praticar todos os registros e averbações e quaisquer atos que se fizerem necessários à perfeita regularização, formalização e efetivação da Incorporação e do estabelecido no presente Protocolo e Justificação, incluindo atos subsequentes à Incorporação, tais como a baixa da inscrição da Sociedade Incorporada perante autoridades governamentais, incluindo repartições federais, estaduais e municipais competentes, bem como a manutenção dos respectivos livros contábeis pelo prazo legal.

6.4. Acordo. Este Protocolo e Justificação somente poderá ser alterado por escrito mediante a aprovação de todas as Partes.

6.5. Disposições Inválidas. Caso algum termo, disposição ou condição previsto neste Protocolo venha a ser considerado invalido, os demais termos, disposições e condições não afetados por essa invalidação permanecerão válidos e vigentes.

6.6. Cessão. É vedada a cessão de quaisquer dos direitos e obrigações pactuados no presente Protocolo e Justificação sem o prévio e expresso consentimento, por escrito, de cada uma das Partes.

6.7. Contagem de prazos. Os prazos previstos neste instrumento de Protocolo e Justificação serão contados nos termos do Código Civil brasileiro.

6.8. Título Executivo. Este instrumento de Protocolo e Justificação assinado na presença das 2 (duas) testemunhas abaixo servirá como título executivo extrajudicial nos termos do Código de Processo Civil, para todos os efeitos legais, reconhecendo as Partes desde já que, independentemente de quaisquer outras medidas cabíveis, as obrigações assumidas neste Protocolo e Justificação estão sujeitas à execução específica, nos termos do Código de Processo Civil.

6.9. Anexos. Os anexos do presente instrumento particular de Protocolo e Justificação são parte integrante e indissociável do presente instrumento.

6.10. Recomendação da Administração. Em face dos elementos expostos, as administrações das Partes entendem que a Incorporação atende aos interesses das Partes e de seus respectivos quotistas, motivo pelo qual recomendam a sua implementação.

6.11. Lei Aplicável. Este instrumento de Protocolo e Justificação será regido, interpretado e aplicado de acordo com a legislação vigente da República Federativa do Brasil.

6.12. Jurisdição. As Partes elegem o foro da Comarca da Cidade de São Paulo, Estado de São Paulo, com exclusão de qualquer outro por mais privilegiado que possa ser, como o competente para dirimir as dúvidas e questões oriundas do presente Protocolo e Justificação.

6.13. Execução Eletrônica. As Partes concordam que o presente Protocolo e Justificação foi celebrado eletronicamente sem os certificados eletrônicos emitidos pela Infraestrutura de Chaves Públicas Brasileira (“ICP-Brasil”), conforme permitido pelo artigo 10, §2º, da Medida Provisória 2.200-2. Para evitar dúvidas, as Partes acordam que o presente Protocolo e Justificação presumem-se autênticos e verdadeiros, consentindo, autorizando, aceitando e reconhecendo como válida qualquer forma de comprovação de autoria dos signatários do Protocolo e Justificação por meio de suas respectivas assinaturas eletrônicas no Protocolo e Justificação, ainda que não por meio de certificados eletrônicos emitidos pela ICP-Brasil, conforme facultado pelo artigo 10, § 2º, da Medida Provisória 2.220-2, sendo certo que qualquer registro eletrônico será suficiente para a veracidade, autenticidade, integridade, validade e eficácia do Protocolo e Justificação e de seus termos, bem como do respetivo compromisso das Partes com seus termos.

E, POR ESTAREM ASSIM JUSTAS E CONTRATADAS, as Partes celebram o presente Protocolo e Justificação, na presença de 2 (duas) testemunhas.

São Paulo, 14 de setembro de 2026.

[Restante da página deixado propositalmente em branco. Assinaturas na próxima página]

(Página de assinaturas Protocolo e Justificação de Incorporação da Agrifirma Agro Ltda. pela Brasilagro – Companhia Brasileira de Propriedades Agrícolas, celebrado em 14 de setembro de 2026)

Partes:

AGRIFIRMA AGRO LTDA.

Nome:	Nome:
Cargo:	Cargo:

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Nome:	Nome:
Cargo:	Cargo:

Testemunhas:

Nome:	Nome:
CPF/MF:	CPF/MF:

ANEXO A

ao Protocolo e Justificação de Incorporação da Agrifirma Agro Ltda. pela Brasilagro –

Companhia Brasileira de Propriedades Agrícolas, celebrado em 14 de setembro de 2026

Laudo de Avaliação

[O Laudo de Avaliação segue na próxima página]

[Restante da página deixado intencionalmente em branco]

Brasilagro –Companhia Brasileira DE

Propriedades AgrÍcolas.

Laudo de AvaliaÇÃo do Acervo LÍquido

Apurado Por Meio dos Livros ContÁbeis -IncorporaÇÃo

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ASA.198/2026

SUMÁRIO

1.	Dados Da Firma De Auditoria	1
2.	Objetivo Da AvaliaÇÃO	2
3.	Responsabilidade Da AdministraÇÃO Sobre as InformaÇÕEs ContÁBeis	2
4.	Alcance Dos Trabalhos E Responsabilidade Do Auditor Independente	2
5.	ConclusÃO	3
	AnexO A	5
	Anexo B	7

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Aos

Quotistas e Acionistas da

Agrifirma Agro Ltda.

Av. Rebouças 2942, 6º andar – Pinheiros
São Paulo – SP
CEP 05402-500

e

Brasilagro –Companhia Brasileira DE Propriedades AgrÍcolas.

Av. Rebouças, 2942, 6º andar – Pinheiros

São Paulo - SP

CEP 05402-500

1.	Dados da firma de auditoria

Athros Auditores Independentes, sociedade de profissionais estabelecida na cidade de Santo André, Estado de São Paulo, com sede na Av. Portugal, 41, 6º andar, Centro, CEP 09040-010, inscrita no Cadastro Nacional de Pessoa Jurídica (CNPJ) do Ministério da Fazenda sob o nº 03.208.310/0001-94 e com inscrição no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o n° 2SP020432/O-4, representada pelo seu sócio infra-assinado Sr. Pedro Cesar da Silva, brasileiro, casado, contador, portador da Cédula de Identidade RG nº18.905.364-1/SSP-SP, inscrito no CPF/MF sob o nº 076.298.238-19 e no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o nº 1SP187369/O-8, residente e domiciliado nesta capital do Estado de São Paulo, com escritório no mesmo endereço comercial da sociedade, cuja indicação como perita avaliadora foi ratificada pelos quotistas da Agrifirma Agro ltda.(“AGRIFIRMA”), inscrita no CNPJ sob o nº09.288.977/0001-20 e dos acionistas da Brasilagro –Companhia Brasileira DE Propriedades AgrÍcolas (“Brasilagro”),inscrita no CNPJ sob nº07.628.528/0001-59, para proceder à avaliação do acervo líquido formados pelos ativos e passivos da Agrifirma, resumidos no Anexo A, registrados de acordo com as práticas contábeis adotadas no Brasil, para os fins de incorporação da Agrifirma pela Brasilagro,apresenta a seguir o resultado de seus trabalhos.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

2.	Objetivo da avaliaçÇÃo

O laudo de avaliação do acervo líquido da Agrifirma apurado por meio dos livros contábeis em 30 de junho de 2026 (“Data Base”).

O presente laudo de avaliação tem por objetivo fundamentar a incorporação da AGRIFIRMA com versão do acervo líquido para a empresa Brasilagro,para os fins e com fundamento nos artigos 226° e 227° da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”) e no artigo 1.117° da Lei nº 10.406, de 10 de janeiro de 2002, conforme alterada (“Código Civil”).

3.	Responsabilidade da administraÇÃo sobre as informaÇÕes contÁbeis

A administração da Agrifirma é responsável pela escrituração dos livros e elaboração de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela Agrifirma está descrito no Anexo b do laudo de avaliação.

4.	Alcance dos trabalhos e responsabilidade do auditor independente

Nossa responsabilidade é a de expressar uma conclusão sobre o acervo líquido da Agrifirma apurado por meio dos livros contábeis na Data Base, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico CTG 2002, aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial.

Assim, efetuamos o exame do referido balanço patrimonial da Agrifirma de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o acervo líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no acervo líquido, independentemente se causada por fraude ou erro.

Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da Agrifirma para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas, não para fins de expressar uma opinião sobre a efetividade desses controles internos da Agrifirma. Uma auditoria inclui, também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão.

5.	ConclusÃo

Os bens, direitos e obrigações que compõem o patrimônio da Agrifirma a ser vertido para a Brasilagro foram avaliados, na Data Base, segundo os critérios contábeis de avaliação, previstos nos artigos 183° e 184° da Lei das Sociedades por Ações.

Com base nos trabalhos efetuados, concluímos que o valor do acervo líquido formado pelos ativos e passivos da Agrifirma, corresponde, na Data Base, a R$150.388 (cento e cinquenta milhões, trezentos e oitenta e oito mil reais), conforme demonstrado no Anexo A,de acordo com as práticas contábeis adotadas no Brasil,apresentado em milhares de reais.

E, por estar de acordo com os dados informados e apurados neste LAUDO DE AVALIAÇÃO CONTÁBIL, obtidos nos livros fiscais, contábeis, e demais procedimentos julgados necessários para a apuração do valor contábil total do patrimônio líquido da Agrifirma para fins de sua incorporação pela Brasilagro, firmamos o presente em 6 (seis) vias, para todos os efeitos legais.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

São partes integrantes deste laudo os seguintes anexos:

DescriÇÃo

Anexo A – Balanço Patrimonial da Agrifirma Agro Ltda. de 30 de junho de 2026.

Anexo B – Principais práticas contábeis

Santo andrÉ,03 de setembro de 2026.

Athros auditores independentes
CRC2SP020432/O-4

Pedro Cesar da Silva
CRC1SP187369/O-8

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Anexo A

Agrifirma Agro Ltda.

BalanÇo Patrimonial Levantado em 30 de Junho de 2026

(Valores Expressos em Milhares de Reais)

Ativos	Notas	Saldo Contábil 30/06/2026
Circulante
Circulante
Caixa e equivalentes de caixa	2	9.175
Titulos e valores mobiliários	2	16.353
Clientes	3	28.605
Estoques	4	33.530
Ativos biológicos	5	92.308
Impostos a recuperar e outros créditos	6	14.155
Total do ativo circulante		194.126

Não circulante
Titulos e valores mobiliários restritos	2	10.072
Impostos a recuperar	6	15.410
Propriedades para investimento	7	20.711
Investimentos	8	212.168
Imobilizado	9	105.493
Direitos de uso	10	33.108
Total do realizável a longo prazo		396.962
Total do ativo		591.088

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A

Agrifirma Agro Ltda.

BalanÇO Patrimonial Levantado Em 30 De Junho De 2026

(valores Expressos em Milhares de Reais)

Passivos	Notas	Saldo Contábil 30/06/2026
Circulante
Circulante
Fornecedores		11.011
Emprestimos e financiamentos	11	174.904
Obrigações trabalhistas		3.214
Tributos a pagar		252
Adiantamento de clientes		2.673
Arrendamentos a pagar	12	8.457
Total do passivo circulante		200.511

Não circulante

Empréstimos e financiamentos	11	107.679
Arrendamentos a pagar	12	102.278
Tributos diferidos	13	11.573
Transações com partes relacionadas		17.337
Provisão para demandas judiciais		835
Outras obrigações		487
Total do passivo não circulante		240.189
Total do patrimônio líquido	14	150.388
Total do passivo e do patrimônio líquido		591.088

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

Agrifirma Agro Ltda.

Principais PolÍTicas ContÁBeis

A Companhia aplicou as políticas contábeis descritas abaixo de maneira consistente a todos os exercícios apresentados nestas demonstrações contábeis.

1.	Uso de estimativas e julgamentos

Na preparação destas demonstrações contábeis, a Administração utilizou incertezas e premissas que afetam a aplicação das políticas contábeis e os valores reportados dos ativos, passivos, receitas e despesas. Os resultados reais podem divergir dessas estimativas.

As incertezas e premissas são revisadas de forma contínua. As revisões das estimativas são reconhecidas prospectivamente.

As informações sobre incertezas relacionadas a premissas e estimativas que possuem um risco significativo de resultar em um ajuste material nos saldos contábeis de ativos e passivos no próximo ano fiscal estão incluídos nos seguintes itens:

●	Tributo a recuperar (perdas estimadas);

●	Tributos diferidos;

●	Contas a receber de clientes (perda estimada com crédito de liquidação duvidosa);

●	Estoques (avaliado ao valor justo, menos a despesa de venda);

●	Ativos biológicos (avaliado ao valor justo, menos a despesa de venda); e

●	Provisão para demandas judiciais.

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APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

2.	Caixa e equivalentes de caixa e tÍtulos e valores mobiliÁrios restritos

DescriÇÃo	Tipo de conta	AgÊncia	Conta	R$
Banco Itaú Unibanco S.A	Conta corrente	0912	00646-7	40
Banco Bradesco S.A	Conta corrente	03391	00006133-6	24
Banco do Brasil S.A	Conta corrente	3336-7	7220-6	15
Caixa Econômica Federal	Conta corrente	4280	000577218493-4	9
XP Investimentos (a)	Aplicação financeria	-	5743919	9.087
XP Investimentos (b)	Aplicação financeria	-	5743919	16.353
Banco do Nordeste do Brasil S.A (c)	Aplicação financeria	193	4112-0	10.072
S.A (c)
Total				35.600
Ativo circulante				25.528
Ativo não circulante				10.072
Total				35.600

(a)	Indexados a 99% do CDI - Certificado de depósito interbancário. Os títulos consistem em Compromissada.

(b)	O montante de R$16.353 corresponde a Letra Financeira do Tesouro.

(c)	O montante de R$10.072 apresentado no ativo não circulante, foi dado em garantia do financiamento junto ao respectivo banco e deve ser mantido até o fim da vigência dos contratos.

3.	Clientes

Os principais clientes correspondem a valores a receber pela venda de mercadorias e serviços prestados no decurso normal das atividades.

DescriÇÃO	Saldo 30/06/26
Venda de cana de açúcar	9.868
Venda de grãos	8.018
Arrendamentos e alugueis	9.943
Outros	776

Total	28.605

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8

LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

4.	Estoques

Os produtos agrícolas provenientes dos ativos biológicos são mensurados ao valor justo menos as despesas de venda no ponto da colheita, quando são transferidos do grupo de ativo biológico para o grupo de estoques.

Os estoques de sementes, adubos, fertilizantes, defensivos agrícolas, combustíveis, lubrificantes, almoxarifado e materiais diversos foram avaliados pelo custo médio de aquisição.

DescriÇÃO	Saldo 30/06/26
Cana	8.515
Grãos	11.389
Insumos	13.306
Outros	320
Total	33.530

5.	Ativos BiolÓGicos

Os ativos biológicos correspondem, substancialmente, às culturas de milho e cana-de-açúcar. Os mesmos são mensurados pelo valor justo menos as despesas de venda.

DescriÇÃO	Saldo 30/06/26
Milho	1.102
Cana de açucar	91.206

Total	92.308

Gastos com plantio e tratos culturais estão substancialmente representados pelos gastos incorridos com a formação das safras tais como: sementes, fertilizantes, defensivos agrícolas, depreciação e mão-de-obra aplicada nas culturas.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

6.	Impostos a Recuperar E Outros CrÉDitos

O saldo de impostos a recuperar pela Companhia está apresentado abaixo:

Saldo
DescriÇÃO	30/06/26
IRRF	1.516
PIS/COFINS	10.252
ICMS	3.947
Saldo negativo IR/CS	9.480
Adiantamento a fornecedores	4.221
Outros	149

Total	29.565

Ativo circulante	14.155
Ativo não circulante	15.410

Total	29.565

7.	Propriedades Para Investimento

Edifícios, benfeitorias e aberturas de áreas em propriedades para investimento são avaliados pelo seu custo histórico menos a depreciação acumulada.

DescriÇÃO	Custo	DepreciaÇÃO Acumulada	Saldo 30/06/26
Edifícios e benfeitorias	17.420	(2.733)	14.687
Abertura de área	32.395	(26.662)	5.733
Obras em andamento	398	(107)	291
Total	50.213	(29.502)	20.711

8.	Investimentos

Os investimentos em controladas são contabilizados com base no método da equivalência patrimonial. Atualmente a Companhia detém 100% de quotas sobre o capital de suas controladas.

DescriÇÃO	ParticipaÇO (%)	Saldo 30/06/26
Agrifirma Bahia Agropecuária Ltda.	100	144.168
Companhia Agricola Novo Horizonte	100	68.000
Total		212.168

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

9.	Imobilizado

O imobilizado é mensurado pelo seu custo histórico, menos depreciação acumulada. O custo histórico inclui os gastos diretamente atribuíveis à aquisição dos itens.

Os custos subsequentes são incluídos no valor contábil do ativo ou reconhecidos como um ativo separado, conforme apropriado, somente quando for provável que benefícios econômicos futuros associados ao item fluirão para a Companhia. Todos os outros custos de reparos e manutenções são lançados em contrapartida ao resultado do exercício, quando incorridos.

DescriÇÃO	Custo	DepreciaÇÃO Acumulada	Saldo 30/06/26	Taxa %
Cultura Permanente	200.738	(113.326)	87.412	20
Veículos e Máquinas Agrícolas	25.187	(14.795)	10.392	7
Equipamentos e Instalações	8.272	(1.269)	7.003	7
Móveis e utensílios	1.058	(437)	621	10
Equipamentos de Informática	156	(91)	65	20
Total	235.411	(129.918)	105.493

10.	Direitos De Uso

Os ativos de direito de uso são reconhecidos na data de início do arrendamento (ou seja, na data em que o ativo subjacente está disponível para uso). Os ativos de direito de uso são mensurados ao custo, deduzidos de qualquer depreciação acumulada e perdas por redução ao valor recuperável, e ajustados por qualquer nova remensuração dos passivos de arrendamento.

DescriÇÃO	Custo	DepreciaÇÃO Acumulada	Saldo 30/06/26
Terra, edifícios e benfeitorias	93.016	(61.087)	31.929
Veículos e Máquinas Agrícolas	11.246	(10.067)	1.179
Total	104.262	(71.154)	33.108

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

11.	EmprÉStimos E Financiamentos

Os financiamentos são reconhecidos, inicialmente, pelo valor justo, líquido dos custos incorridos na transação e são, subsequentemente, mensurados pelo custo amortizado.

DescriÇÃO	Saldo 30/06/26
Banco do Nordeste do Brasil S. A.	107.328
Banco do Brasil S.A	104.525
Banco Santander S.A	70.730

Total	282.583

Circulante	174.904
Não circulante	107.679

Total	282.583

12.	Arrendamentos a Pagar

A Companhia reconhece os passivos de arrendamento mensurados pelo valor presente dos pagamentos do arrendamento a serem realizados durante o prazo do arrendamento.

DescriÇÃO	Saldo 30/06/26
Canavial - Parceria III	72.950
Arrendamentos operacionais – CPC 06/IFRS 16	37.785

Total	110.735

Circulante	8.457
Não circulante	102.278

Total	110.735

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

13.	Tributos Diferidos

O imposto de renda e a contribuição social diferidos são calculados sobre os prejuízos fiscais do imposto de renda, a base negativa de contribuição social e as correspondentes diferenças temporárias entre as bases de cálculo do imposto sobre ativos e passivos e os valores contábeis das demonstrações financeiras. As alíquotas desses impostos, definidas atualmente para a determinação desses créditos diferidos são de 25% para o imposto de renda e 9% para a contribuição social.

DescriÇÃO	Saldo 30/06/26
Ativo
Prejuízos fiscais	9.311
Arrendamentos a pagar (CPC 06/IFRS 16)	5.524
Ajuste a valor presente e outras provisões	15.676
Perdas esperadas	437
Outras contas a pagar	420
31.368
Passivo
Ativos biológicos	1.005
Custos de transações	447
Diferenças temporárias relacionadas ao ativo imobilizado	1.756
Depreciação acelerada de bens destinados à atividade rural	39.733
42.941
Tributos Diferidos LÍQuidos	(11.573)

14.	PatrimÔNio LÍQuido

a.	Capital social

O capital totalmente subscrito e integralizado em 30 de junho de 2026 é de R$ 145.405 representado por 145.405 quotas no valor nominal igual a R$1,00 (um real) cada uma, para os sócios Brasil Agro - Companhia Brasileira de Propriedades Agrícolas e André Guillaumon.

BrasilAgro-CompanhiaBrasileiradePropriedadesAgrícolasS.A.	145.405	145.405
André Guillaumon	-	-
Total	145.405	145.405

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

b.	Reserva de capital

As Reservas de Capital, cujo montante é de R$3.694, são constituídas de valores recebidos pela Companhia e que não transitam pelo Resultado como receitas, por se referirem a valores destinados a reforço de seu capital, sem terem como contrapartidas qualquer esforço da Empresa em termos de entrega de bens ou de prestação de serviços.

c.	Reservas de lucro

As Reservas de Lucro, cujo montante é de R$1.289, são compostos por lucros e prejuízos incorridos ao longo de tempo.

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BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital
Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

EXHIBIT II

APPRAISAL REPORT

[A copy of the Appraisal Report is on the next page]

Brasilagro –Companhia Brasileira De

Propriedades AgrÍColas.

Laudo De AvaliaÇÃO Do Acervo LÍQuido

Apurado Por Meio Dos Livros ContÁBeis -incorporaÇÃO

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ASA.198/2026

SUMÁRIO

1.	Dados Da Firma De Auditoria	1
2.	Objetivo Da AvaliaÇÃO	2
3.	Responsabilidade Da AdministraÇÃO Sobre as InformaÇÕEs ContÁBeis	2
4.	Alcance Dos Trabalhos E Responsabilidade Do Auditor Independente	2
5.	ConclusÃO	3
	AnexO A	5
	Anexo B	7

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Aos
Quotistas e Acionistas da

Agrifirma Agro Ltda.

Av. Rebouças 2942, 6º andar – Pinheiros
São Paulo – SP
CEP 05402-500

e

Brasilagro –Companhia Brasileira De Propriedades AgrÍColas.

Av. Rebouças, 2942, 6º andar – Pinheiros
São Paulo - SP
CEP 05402-500

1.	Dados Da Firma De Auditoria

Athros Auditores Independentes, sociedade de profissionais estabelecida na cidade de Santo André, Estado de São Paulo, com sede na Av. Portugal, 41, 6º andar, Centro, CEP 09040-010, inscrita no Cadastro Nacional de Pessoa Jurídica (CNPJ) do Ministério da Fazenda sob o nº 03.208.310/0001-94 e com inscrição no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o n° 2SP020432/O-4, representada pelo seu sócio infra-assinado Sr. Pedro Cesar da Silva, brasileiro, casado, contador, portador da Cédula de Identidade RG nº18.905.364-1/SSP-SP, inscrito no CPF/MF sob o nº 076.298.238-19 e no Conselho Regional de Contabilidade (CRC) do Estado de São Paulo sob o nº 1SP187369/O-8, residente e domiciliado nesta capital do Estado de São Paulo, com escritório no mesmo endereço comercial da sociedade, cuja indicação como perita avaliadora foi ratificada pelos quotistas da Agrifirma Agro Ltda.(“Agrifirma”), inscrita no CNPJ sob o nº09.288.977/0001-20 e dos acionistas da Brasilagro –Companhia Brasileira De Propriedades AgrÍColas (“Brasilagro”),inscrita no CNPJ sob nº07.628.528/0001-59, para proceder à avaliação do acervo líquido formados pelos ativos e passivos da Agrifirma, resumidos no Anexo a, registrados de acordo com as práticas contábeis adotadas no Brasil, para os fins de incorporação da Agrifirma pela Brasilagro,apresenta a seguir o resultado de seus trabalhos.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

2.	Objetivo Da AvaliaÇÃO

O laudo de avaliação do acervo líquido da Agrifirma apurado por meio dos livros contábeis em 30 de junho de 2026 (“Data Base”).

O presente laudo de avaliação tem por objetivo fundamentar a incorporação da Agrifirma com versão do acervo líquido para a empresa Brasilagro,para os fins e com fundamento nos artigos 226° e 227° da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”) e no artigo 1.117° da Lei nº 10.406, de 10 de janeiro de 2002, conforme alterada (“Código Civil”).

3.	Responsabilidade Da AdministraÇÃO Sobre as InformaÇÕEs ContÁBeis

A administração da Agrifirma é responsável pela escrituração dos livros e elaboração de informações contábeis de acordo com as práticas contábeis adotadas no Brasil, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela Agrifirma está descrito no Anexo B do laudo de avaliação.

4.	Alcance Dos Trabalhos E Responsabilidade Do Auditor Independente

Nossa responsabilidade é a de expressar uma conclusão sobre o acervo líquido da Agrifirma apurado por meio dos livros contábeis na Data Base, com base nos trabalhos conduzidos de acordo com o Comunicado Técnico CTG 2002, aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial.

Assim, efetuamos o exame do referido balanço patrimonial da Agrifirma de acordo com as normas brasileiras e internacionais de auditoria, que requerem o cumprimento de exigências éticas pelo auditor e que a auditoria seja planejada e executada com o objetivo de obter segurança razoável de que o acervo líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

Uma auditoria envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no acervo líquido, independentemente se causada por fraude ou erro.

Nessa avaliação de riscos, o auditor considera os controles internos relevantes para a elaboração do balanço patrimonial da Agrifirma para planejar os procedimentos de auditoria que são apropriados nas circunstâncias, mas, não para fins de expressar uma opinião sobre a efetividade desses controles internos da Agrifirma. Uma auditoria inclui, também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência de auditoria obtida é suficiente e apropriada para fundamentar nossa conclusão.

5.	ConclusÃO

Os bens, direitos e obrigações que compõem o patrimônio da Agrifirma a ser vertido para a Brasilagro foram avaliados, na Data Base, segundo os critérios contábeis de avaliação, previstos nos artigos 183° e 184° da Lei das Sociedades por Ações.

Com base nos trabalhos efetuados, concluímos que o valor do acervo líquido formado pelos ativos e passivos da Agrifirma, corresponde, na Data Base, a R$150.388 (cento e cinquenta milhões, trezentos e oitenta e oito mil reais), conforme demonstrado no Anexo a,de acordo com as práticas contábeis adotadas no Brasil,apresentado em milhares de reais.

E, por estar de acordo com os dados informados e apurados neste LAUDO DE AVALIAÇÃO CONTÁBIL, obtidos nos livros fiscais, contábeis, e demais procedimentos julgados necessários para a apuração do valor contábil total do patrimônio líquido da Agrifirma para fins de sua incorporação pela Brasilagro, firmamos o presente em 6 (seis) vias, para todos os efeitos legais.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

São partes integrantes deste laudo os seguintes anexos:

DescriÇÃO

Anexo A – Balanço Patrimonial da Agrifirma Agro Ltda. de 30 de junho de 2026.

Anexo B – Principais práticas contábeis

Santo AndrÉ,03 De Setembro De 2026.

Athros Auditores
Independentes

CRC2SP020432/O-4

Pedro Cesar Da Silva
CRC1SP187369/O-8

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A
Agrifirma Agro Ltda.

BalanÇO Patrimonial Levantado Em 30 De Junho De 2026

(valores Expressos Em Milhares De Reais)

Ativos	Notas	Saldo Contábil 30/06/2026

Circulante
Circulante
Caixa e equivalentes de caixa	2	9.175
Titulos e valores mobiliários	2	16.353
Clientes	3	28.605
Estoques	4	33.530
Ativos biológicos	5	92.308
Impostos a recuperar e outros créditos	6	14.155
Total do ativo circulante		194.126
Não circulante
Titulos e valores mobiliários restritos	2	10.072
Impostos a recuperar	6	15.410
Propriedades para investimento	7	20.711
Investimentos	8	212.168
Imobilizado	9	105.493
Direitos de uso	10	33.108
Total do realizável a longo prazo		396.962
Total do ativo		591.088

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO A
Agrifirma Agro Ltda.

BalanÇO Patrimonial Levantado Em 30 De Junho De 2026

(valores Expressos Em Milhares De Reais)

Passivos	Notas	Saldo Contábil 30/06/2026

Circulante
Circulante
Fornecedores		11.011
Emprestimos e financiamentos	11	174.904
Obrigações trabalhistas		3.214
Tributos a pagar		252
Adiantamento de clientes		2.673
Arrendamentos a pagar	12	8.457
Total do passivo circulante		200.511
Não circulante
Empréstimos e financiamentos	11	107.679
Arrendamentos a pagar	12	102.278
Tributos diferidos	13	11.573
Transações com partes relacionadas		17.337
Provisão para demandas judiciais		835
Outras obrigações		487
Total do passivo não circulante		240.189
Total do patrimônio líquido	14	150.388
Total do passivo e do patrimônio líquido		591.088

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

Agrifirma Agro Ltda.

Principais PolÍticas ContÁbeis

A Companhia aplicou as políticas contábeis descritas abaixo de maneira consistente a todos os exercícios apresentados nestas demonstrações contábeis.

1.	Uso de estimativas e julgamentos

Na preparação destas demonstrações contábeis, a Administração utilizou incertezas e premissas que afetam a aplicação das políticas contábeis e os valores reportados dos ativos, passivos, receitas e despesas. Os resultados reais podem divergir dessas estimativas.

As incertezas e premissas são revisadas de forma contínua. As revisões das estimativas são reconhecidas prospectivamente.

As informações sobre incertezas relacionadas a premissas e estimativas que possuem um risco significativo de resultar em um ajuste material nos saldos contábeis de ativos e passivos no próximo ano fiscal estão incluídos nos seguintes itens:

●	Tributo a recuperar (perdas estimadas);

●	Tributos diferidos;

●	Contas a receber de clientes (perda estimada com crédito de liquidação duvidosa);

●	Estoques (avaliado ao valor justo, menos a despesa de venda);

●	Ativos biológicos (avaliado ao valor justo, menos a despesa de venda); e

●	Provisão para demandas judiciais.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

2.	Caixa E Equivalentes De Caixa E TÍTulos E Valores MobiliÁRios Restritos

DescriÇÃO	Tipo De Conta	AgÊNcia	Conta	R$
Banco Itaú Unibanco S.A	Conta corrente	0912	00646-7	40
Banco Bradesco S.A	Conta corrente	03391	00006133-6	24
Banco do Brasil S.A	Conta corrente	3336-7	7220-6	15
Caixa Econômica Federal	Conta corrente	4280	000577218493-4	9
XP Investimentos (a)	Aplicação financeria	-	5743919	9.087
XP Investimentos (b)	Aplicação financeria	-	5743919	16.353
Banco do Nordeste do Brasil S.A (c)	Aplicação financeria	193	4112-0	10.072
Total				35.600
Ativo circulante				25.528
Ativo não circulante				10.072
Total				35.600

(a)	Indexados a 99% do CDI - Certificado de depósito interbancário. Os títulos consistem em Compromissada.

(b)	O montante de R$16.353 corresponde a Letra Financeira do Tesouro.

(c)	O montante de R$10.072 apresentado no ativo não circulante, foi dado em garantia do financiamento junto ao respectivo banco e deve ser mantido até o fim da vigência dos contratos.

3.	Clientes

Os principais clientes correspondem a valores a receber pela venda de mercadorias e serviços prestados no decurso normal das atividades.

Saldo
DescriÇÃO	30/06/26
Venda de cana de açúcar	9.868
Venda de grãos	8.018
Arrendamentos e alugueis	9.943
Outros	776
Total	28.605

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

4.	Estoques

Os produtos agrícolas provenientes dos ativos biológicos são mensurados ao valor justo menos as despesas de venda no ponto da colheita, quando são transferidos do grupo de ativo biológico para o grupo de estoques.

Os estoques de sementes, adubos, fertilizantes, defensivos agrícolas, combustíveis, lubrificantes, almoxarifado e materiais diversos foram avaliados pelo custo médio de aquisição.

Saldo
DescriÇÃO	30/06/26
Cana	8.515
Grãos	11.389
Insumos	13.306
Outros	320
Total	33.530

5.	Ativos BiolÓGicos

Os ativos biológicos correspondem, substancialmente, às culturas de milho e cana-de-açúcar. Os mesmos são mensurados pelo valor justo menos as despesas de venda.

DescriÇÃO	Saldo 30/06/26
Milho	1.102
Cana de açucar	91.206
Total	92.308

Gastos com plantio e tratos culturais estão substancialmente representados pelos gastos incorridos com a formação das safras tais como: sementes, fertilizantes, defensivos agrícolas, depreciação e mão-de-obra aplicada nas culturas.

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

6.	Impostos a Recuperar E Outros CrÉDitos

O saldo de impostos a recuperar pela Companhia está apresentado abaixo:

DescriÇÃO	Saldo 30/06/26
IRRF	1.516
PIS/COFINS	10.252
ICMS	3.947
Saldo negativo IR/CS	9.480
Adiantamento a fornecedores	4.221
Outros	149
Total	29.565
Ativo circulante	14.155
Ativo não circulante	15.410
Total	29.565

7.	Propriedades Para Investimento

Edifícios, benfeitorias e aberturas de áreas em propriedades para investimento são avaliados pelo seu custo histórico menos a depreciação acumulada.

		DepreciaÇÃO	Saldo
DescriÇÃO	Custo	Acumulada	30/06/26
Edifícios e benfeitorias	17.420	(2.733)	14.687
Abertura de área	32.395	(26.662)	5.733
Obras em andamento	398	(107)	291
Total	50.213	(29.502)	20.711

8.	Investimentos

Os investimentos em controladas são contabilizados com base no método da equivalência patrimonial. Atualmente a Companhia detém 100% de quotas sobre o capital de suas controladas.

	ParticipaÇÃO	Saldo
DescriÇÃO	(%)	30/06/26
Agrifirma Bahia Agropecuária Ltda.	100	144.168
Companhia Agricola Novo Horizonte	100	68.000
Total		212.168

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

9.	Imobilizado

O imobilizado é mensurado pelo seu custo histórico, menos depreciação acumulada. O custo histórico inclui os gastos diretamente atribuíveis à aquisição dos itens.

Os custos subsequentes são incluídos no valor contábil do ativo ou reconhecidos como um ativo separado, conforme apropriado, somente quando for provável que benefícios econômicos futuros associados ao item fluirão para a Companhia. Todos os outros custos de reparos e manutenções são lançados em contrapartida ao resultado do exercício, quando incorridos.

DescriÇÃO	Custo	DepreciaÇÃO Acumulada	Saldo 30/06/26	Taxa %
Cultura Permanente	200.738	(113.326)	87.412	20
Veículos e Máquinas Agrícolas	25.187	(14.795)	10.392	7
Equipamentos e Instalações	8.272	(1.269)	7.003	7
Móveis e utensílios	1.058	(437)	621	10
Equipamentos de Informática	156	(91)	65	20
Total	235.411	(129.918)	105.493

10.	Direitos De Uso

Os ativos de direito de uso são reconhecidos na data de início do arrendamento (ou seja, na data em que o ativo subjacente está disponível para uso). Os ativos de direito de uso são mensurados ao custo, deduzidos de qualquer depreciação acumulada e perdas por redução ao valor recuperável, e ajustados por qualquer nova remensuração dos passivos de arrendamento.

DescriÇÃO	Custo	DepreciaÇÃO Acumulada	Saldo 30/06/26
Terra, edifícios e benfeitorias	93.016	(61.087)	31.929
Veículos e Máquinas Agrícolas	11.246	(10.067)	1.179
Total	104.262	(71.154)	33.108

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

11.	EmprÉStimos E Financiamentos

Os financiamentos são reconhecidos, inicialmente, pelo valor justo, líquido dos custos incorridos na transação e são, subsequentemente, mensurados pelo custo amortizado.

DescriÇÃO	Saldo 30/06/26
Banco do Nordeste do Brasil S. A.	107.328
Banco do Brasil S.A	104.525
Banco Santander S.A	70.730
Total	282.583
Circulante	174.904
Não circulante	107.679
Total	282.583

12.	Arrendamentos a Pagar

A Companhia reconhece os passivos de arrendamento mensurados pelo valor presente dos pagamentos do arrendamento a serem realizados durante o prazo do arrendamento.

DescriÇÃO	Saldo 30/06/26
Canavial - Parceria III	72.950
Arrendamentos operacionais – CPC 06/IFRS 16	37.785
Total	110.735
Circulante	8.457
Não circulante	102.278
Total	110.735

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

13.	Tributos Diferidos

O imposto de renda e a contribuição social diferidos são calculados sobre os prejuízos fiscais do imposto de renda, a base negativa de contribuição social e as correspondentes diferenças temporárias entre as bases de cálculo do imposto sobre ativos e passivos e os valores contábeis das demonstrações financeiras. As alíquotas desses impostos, definidas atualmente para a determinação desses créditos diferidos são de 25% para o imposto de renda e 9% para a contribuição social.

DescriÇÃO	Saldo 30/06/26
Ativo
Prejuízos fiscais	9.311
Arrendamentos a pagar (CPC 06/IFRS 16)	5.524
Ajuste a valor presente e outras provisões	15.676
Perdas esperadas	437
Outras contas a pagar	420
Passivo	31.368
Ativos biológicos	1.005
Custos de transações	447
Diferenças temporárias relacionadas ao ativo imobilizado	1.756
Depreciação acelerada de bens destinados à atividade rural	39.733
Tributos Diferidos LÍQuidos (11.573)	42.941

14.	PatrimÔNio LÍQuido

a.	Capital social

O capital totalmente subscrito e integralizado em 30 de junho de 2026 é de R$ 145.405 representado por 145.405 quotas no valor nominal igual a R$1,00 (um real) cada uma, para os sócios Brasil Agro - Companhia Brasileira de Propriedades Agrícolas e André Guillaumon.

BrasilAgro-CompanhiaBrasileiradePropriedadesAgrícolasS.A.	145.405	145.405
André Guillaumon	-	-
Total	145.405	145.405

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LAUDO DE AVALIAÇÃO DO ACERVO LÍQUIDO
APURADO POR MEIO DOS LIVROS CONTÁBEIS - INCORPORAÇÃO

ANEXO B

b.	Reserva de capital

As Reservas de Capital, cujo montante é de R$3.694, são constituídas de valores recebidos pela Companhia e que não transitam pelo Resultado como receitas, por se referirem a valores destinados a reforço de seu capital, sem terem como contrapartidas qualquer esforço da Empresa em termos de entrega de bens ou de prestação de serviços.

c.	Reservas de lucro

As Reservas de Lucro, cujo montante é de R$1.289, são compostos por lucros e prejuízos incorridos ao longo de tempo.

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17 páginas - Datas e horários baseados em Brasília, Brasil Sincronizado com o NTP.br e Observatório Nacional (ON) Certificado de assinaturas gerado em 03 de September de 2026, 16:00:37 A82 - Laudo de Avaliação do Acervo Líquido - Agrifirma pdf Código do documento 3de207f1-90aa-4c99-887b- e1b12431757d Assinaturas Pedro Cesar da Silva pedro.silva@athros.com. br Assinou Eventos do documento 03 Sep 2026, 15:03:14 Documento 3de207f1-90aa-4c99-887b-e1b12431757d criado por PEDRO CESAR DA SILVA (ce8d5071-e985-4991-9abf-5c4f04dcf3c2). Email:adm@athros.com.br. - DATE_ATOM: 2026- 09-03T15:03:14-03:00 03 Sep 2026, 15:06:18 Assinaturas iniciadas por PEDRO CESAR DA SILVA (ce8d5071-e985-4991-9abf- 5c4f04dcf3c2). Email: adm@athros.com.br. - DATE_ATOM: 2026-09-03T15:06:18-03:00 03 Sep 2026, 15:59:39 PEDRO CESAR DA SILVA Assinou (db2bafe1-3c28-43bd-9179-edeacf70dde9) - Email: pedro.silva@athros.com.br -IP: 177.173.234.192 (177-173-234-192.user.vivozap.com.br porta: 24090) - Geolocalização: -8.135083746895232-34.9190838862658 - Documento de identificação informado: 076.298.238-19 - DATE_ATOM: 2026-09-03T15:59:39-03:00 Hash do documento original (SHA256):0445209dc0c299aecec8baeceda7bf7aca57ce04c16812d45842647aede79771 (SHA512):afdc7d744ddc5f464280ccc76f3ceb98b30540e54e7830b6c0cf30d3649e34e05b7193e3b5b433d85c3e7cbc1c4a0a0cc029987e82b5f69e7d8 63cb3a6c915ea Esse log pertence única e exclusivamente aos documentos de HASH acima Esse documento está assinado e certificado pela D4Sign Integridade certificada no padrão ICP-BRASIL Assinaturas eletrônicas e físicas têm igual validade legal, conforme MP 2.200- 2/2001 e Lei 14.063/2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO